SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2006

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated July 31, 2006 on certain connected transactions relating to Vanda IT Solutions & Systems Management Limited and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Dennis Lui
Dennis Lui
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CONNECTED TRANSACTIONS

The Board wishes to announce that (i) on 31 July 2006, the Sale and Purchase Agreement was entered into pursuant to which the Vendor, an indirect wholly owned subsidiary of the Company, agreed to sell and the Purchaser, an indirect wholly owned subsidiary of HWL, agreed to purchase the Sale Shares and the Sale Loans for a total cash consideration of HK$105 million, and (ii) Completion took place on the same date. The consideration, which was paid in cash in full on Completion, is subject to Adjustments.

On Completion, VISS ceased to be an indirect wholly owned subsidiary of the Company and became an indirect wholly owned subsidiary of HWL.

After Completion, the Vendor will continue to provide financial assistance to the VISS Group Beneficiaries in the form of the Vendor Guarantees subject to a counter-indemnity from the Counter-Indemnifier pending their discharge and release.

The Purchaser is and, on Completion, each of the VISS Group Beneficiaries is, a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The Transaction and the Financial Assistance constitute connected transactions for the Company under Listing Rules 14A.13(1)(a) and 14A.66(2) respectively. As each of the applicable percentage ratios for the Transaction and the Financial Assistance respectively is more than 0.1% but less than 2.5%, the Transaction and the Financial Assistance are, according to Listing Rule 14A.32(1), subject only to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 and are exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

SALE AND PURCHASE AGREEMENT

Date

31 July 2006

Parties

(1)	Vendor
(2)	Purchaser

Transaction

On 31 July 2006, the Vendor agreed to sell, and Purchaser agreed to purchase, at Completion the Sale Shares representing the entire issued share capital of VISS and the Sale Loans subject to and in accordance with the terms and conditions of the Sale and Purchase Agreement. Completion took place on the same date.

On Completion, VISS ceased to be an indirect wholly owned subsidiary of the Company and became an indirect wholly owned subsidiary of HWL.

Assets sold

The Sale Shares represent 100% of the issued share capital of VISS. The Sale Loans represent all loans advanced by the Vendor to members of the VISS Group up to the Effective Date.

The audited net liability of VISS as at 31 December 2005 was HK$472,417,000. The audited net profit before taxation, minority interest and extraordinary items of VISS for the financial years ended 31 December 2004 and 2005 were HK$8,422,000 and HK$15,422,000 respectively. The audited net profit after taxation, minority interest and extraordinary items of VISS for the financial years ended 31 December 2004 and 2005 were HK$3,558,000 and HK$7,607,000 respectively. The audited accounts of VISS for the financial years ended 31 December 2004 and 2005 were prepared in accordance with generally accepted accounting principles applied in Hong Kong.

Consideration

The aggregate cash consideration for the Sale Loans and the Sale Shares, is HK$105 million, which was determined after arm’s length negotiations and having reference to recent appropriate market comparables and the NAV of the VISS Group as at 31 March 2006. The consideration, which was paid in cash in full on Completion, is subject to Adjustments. No significant gain or loss is expected to accrue to the Company from the Transaction.

FINANCIAL ASSISTANCE TO VISS GROUP BENEFICIARIES AFTER COMPLETION

As security in support of a number of financing and/or equipment purchase transactions entered into by the VISS Group Beneficiaries before the signing of the Sale and Purchase Agreement, the Vendor provided the Vendor Guarantees. After Completion, the Vendor will continue to provide the Financial Assistance subject to a counter-indemnity issued on Completion by the Counter-Indemnifier in favour of the Vendor pending the discharge and release of the Vendor Guarantees.

REASONS FOR, BENEFITS OF, THE TRANSACTION AND FINANCIAL ASSISTANCE

The business of the VISS Group is in information technology which does not and is not expected to form part of the Group’s business strategy in the foreseeable future. The Transaction represents a good opportunity for the Group to pursue its business strategy of exiting from non-core businesses so as to dedicate and commit more of its resources and focuses on telecommunications services in high growth market.

The Directors, including the Independent Non-executive Directors, consider that the Transaction and the Financial Assistance to be on normal commercial terms, which were arrived at after arm’s length negotiations and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

GENERAL

The Group is a leading global provider of telecommunications services. The Group currently operates mobile and fixed telecommunications services in Hong Kong and operates or is rolling out mobile telecommunications services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

HWL Group operates and invests in five core businesses: ports and related services; property and hotels; retail; energy, infrastructure, finance & investments and others; and telecommunications. The Purchaser is an investment holding company within the HWL Group.

The Purchaser is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The Transaction constitutes a connected transaction for the Company under Listing Rule 14A.13(1)(a).

After Completion, each of the VISS Group Beneficiaries is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The continuing provision of the Vendor Guarantees will, upon Completion, constitute financial assistance provided by the Company not in the ordinary and usual course of business and for the benefit of connected persons and will constitute connected transactions for the Company under Listing Rule 14A.13(2)(a)(i). The Directors, including the Independent Non-executive Directors, consider that the Financial Assistance is being provided on normal commercial terms.

As each of the applicable percentage ratios for the Transaction and the Financial Assistance respectively is more than 0.1% but less than 2.5%, the Transaction and the Financial Assistance are according to Listing Rules 14A.32(1) and 14A.66(2) respectively subject only to the reporting and announcement requirements under Listing Rules 14A.45 to 14A.47 and are exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Adjustments”	adjustment to the purchase price by reference to the audited NAV of the VISS Group as at the Effective Date as to be stated in the audited balance sheet of the VISS Group as at the Effective Date and otherwise more particularly described in the Sale and Purchase Agreement

“associate”	shall have the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“Completion”	completion of the Transaction in accordance with the terms and conditions contained in the Sale and Purchase Agreement

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Counter-Indemnifier”	the Purchaser

“Directors”	the directors of the Company

“Effective Date”	30 June 2006

“Financial Assistance”	the financial assistance to be given by the Vendor to the VISS Group Beneficiaries by continuing to provide the Vendor Guarantees pending their discharge and release following Completion

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 013) and a substantial shareholder of the Company

“HWL Group”	HWL and its subsidiaries

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Management Accounts”	the consolidated management accounts of the VISS Group for the six months ended 30 June 2006

“NAV of the VISS Group”	as at a date, the total assets of the VISS Group on that date less the total liabilities of the VISS Group on the same date, without taking into account any liabilities arising from any loans advanced by the Vendor to any members of the VISS Group up to that date

“Purchaser”	Hutchison E-Commerce International Limited, a company incorporated in the British Virgin Islands and an indirect wholly owned subsidiary of HWL

“Sale Loans”	all loans advanced up to the Effective Date by the Vendor to other members of the VISS Group (together with, where applicable, interest thereon up to the Effective Date), the aggregate outstanding amount of which as stated in the Management Accounts and subject to Adjustments being HK$599,716,364.07, which was agreed to be purchased by the Purchaser from the Vendor pursuant to the Sale and Purchase Agreement

“Sale Shares”	50,000 shares of par value US$1.00 each in the capital of VISS representing the entire issued capital of VISS to be purchased by the Purchaser from the Vendor under the Sale and Purchase Agreement

“Sale and Purchase Agreement”	the agreement dated 31 July 2006 and made between the Vendor and the Purchaser for the sale and purchase of the Sale Loans and the Sale Shares

“percentage ratios”	shall have the meaning ascribed to that expression in the Listing Rules

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Listing Rule 1.01

“Transaction”	the sale and purchase of the Sale Loans and the Sale Shares for a total cash consideration of HK$105 million, subject to Adjustments and on other terms and conditions set out in the Sale and Purchase Agreement

“the Vendor” or “Vendor”	Hutchison Global Communications Holdings Limited, a company incorporated in Bermuda and an indirect wholly owned subsidiary of the Company

“the Vendor Guarantees”	various guarantees given by the Vendor prior to the date of the Sale and Purchase Agreement of an aggregate sum equivalent to about HK$344 million as at the Effective Date in favour of the counterparties of the VISS Group Beneficiaries under various financing and/or equipment purchase transactions entered into by them

“VISS”	Vanda IT Solutions & Systems Management Limited, a company incorporated in the British Virgin Islands and an indirect wholly owned subsidiary of the Company before Completion

“VISS Group”	VISS and its subsidiaries

“VISS Group Beneficiaries”	collectively Vanda Computer & Equipment Company Limited, Vanda Computer Service (Hong Kong) Company Limited, Azure Technologies Pte Ltd, Azure Technologies (Malaysia) Sdn. Bhd., Vanda Solutions (Singapore) Pte Ltd, Vandacom (Malaysia) Sdn. Bhd., Azure Technologies Phils., Inc., Vanda Computer Service (Macau) Company Limited, Wiseasia.com Limited and Wiseasia Computer Service (Macau) Company Limited, all being wholly owned subsidiaries of VISS

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT	(Alternate to Mr. Fok Kin-ning, Canning)
Mr. Naguib SAWIRIS	Mr. CHAN Ting Yu
Mr. Aldo MAREUSE	(Alternate to Mr. Dennis Pok Man Lui)

Mr. WOO Chiu Man, Cliff

    (Alternate to Mr. Tim Pennington)

Ms. NARDI, Kar Wai Agnes

    (Alternate to Mr. Frank John Sixt)

Mr. Martin MICHLMAYR

    (Alternate to Mr. Naguib Sawiris)

Mr. Ragy SOLIMAN

    (Alternate to Mr. Aldo Mareuse)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 31 July 2006